SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orthovita, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

6875U1025

(CUSIP Number)

David D. McMasters, Esq. Angiotech Pharmaceuticals, Inc. 1618 Station Street Vancouver, BC V6A 1B6, Canada (604) 221-7676	Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6875U1025

________________________________________________________________________________________________________

1.

NAME OF REPORTING PERSON

Angiotech Pharmaceuticals, Inc.

________________________________________________________________________________________________________

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)

☐

(b)

☐

________________________________________________________________________________________________________

3.

SEC Use Only

________________________________________________________________________________________________________

4.

SOURCE OF FUNDS

WC

________________________________________________________________________________________________________

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐

________________________________________________________________________________________________________

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

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Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 5,681,818 _________________________________________________________________________________
8. SHARED VOTING POWER 0 _________________________________________________________________________________
9. SOLE DISPOSITIVE POWER 5,681,818 _________________________________________________________________________________
10. SHARED DISPOSITIVE POWER 0 _________________________________________________________________________________

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,681,818

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12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

________________________________________________________________________________________________________

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

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14.

TYPE OF REPORTING PERSON

CO

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ITEM 1.

Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”).  The principal executive offices of Orthovita are located at 45 Great Valley Parkway, Malvern, PA, 19355.

ITEM 2.

Identity and Background.

This Statement is filed by Angiotech Pharmaceuticals, Inc. (“Angiotech”), a corporation organized under the laws of British Columbia, Canada pursuant to the Company Act (British Columbia), the predecessor to the Business Corporations Act (British Columbia).

The principal business of Angiotech is that of a specialty pharmaceutical company focused on combining pharmaceutical compounds with medical devices and biomaterials.  Angiotech’s head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6.  Angiotech’s registered office is located at 2620 – 1055 West Georgia Street, Vancouver, BC V6E 3R5.

Schedule 1 hereto sets forth the following information with respect to each executive officer and director of Angiotech: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted.  Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the preceding paragraph hereto.

During the past five years, neither Angiotech nor, to the knowledge of Angiotech, any of the persons listed on Schedule 1 hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration.

The source of the funds for the original July 2004 investment in the Common Stock of Orthovita described in Item 4 hereof was working capital. As of the date of the filing of this Statement, Angiotech expects that the funds to be used to consummate the purchase contemplated by the proposal described in Item 4 hereof will be available from working capital.

ITEM 4.

Purpose of Transaction.

In July 2004, Angiotech purchased 5,681,818 shares of Orthovita Common Stock for $25 million in cash and simultaneously entered into an exclusive sales distribution agreement with Orthovita (the “Sales Distribution Agreement”), pursuant to which Orthovita would market and distribute the VITAGEL™ surgical hemostat product.  During May 2005, Angiotech and Orthovita had preliminary discussions surrounding the future of their strategic relationship. On May 31, 2005, Angiotech sent a letter to the Board of Directors of Orthovita stating Angiotech’s desire to explore a definitive transaction between Orthovita and Angiotech and outlining the potential terms of such a transaction.  Angiotech proposed to acquire all of the currently outstanding capital stock of Orthovita for a preliminary purchase price per share of $4.50 in cash, subject to a due diligence review, negotiation of definitive documentation and regulatory approvals.  Such offer represented a premium of 42.0% to the closing price on May 27, 2005 of $3.17 per share. Angiotech also presented the offer in view of the historical trading levels of Orthovita’s stock, noting that the offer also represented a significant premium to average closing prices over the last one, three and five year periods, and the year to date. Based on an estimate of approximately 48 million common shares outstanding on a fully diluted basis in April 2005, if a transaction were completed on the terms proposed, the total consideration for all the outstanding shares of Common Stock would be approximately $216,000,000, of which approximately $190,000,000 would be paid in respect of shares not already held by Angiotech.

On June 8, 2005, Orthovita informed Angiotech that its Board of Directors felt that Angiotech’s offer was inadequate, that its Board of Directors would not meet for another six weeks and that it would not pursue discussions with Angiotech at this time.  In light of the rejection of its offer and the position taken, Angiotech does not regard the offer made on May 31, 2005 as currently outstanding.

Angiotech may in the future have discussions with management and the Board of Directors of Orthovita and may pursue a transaction with Orthovita, make further proposals related to the Common Stock and other securities of Orthovita, or make suggestions concerning Orthovita’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives, amendments or changes to the Sales Distribution Agreement and such other matters as Angiotech may deem relevant to its investments in the Common Stock and other securities of Orthovita.  Angiotech expects that notwithstanding the response from Orthovita with respect to its offer, it will, from time to time, review its investment position in Orthovita and reserves the right, depending on market and other conditions, to increase or decrease its investment position in the Common Stock or other securities of Orthovita.

Whether Angiotech enters into negotiations with Orthovita or makes further proposals related to the Common Stock and other securities of Orthovita or purchases any additional Common Stock or other securities of Orthovita or disposes of any Common Stock or other securities of Orthovita, and the amount and timing of any such transactions, will depend upon Angiotech’s continuing assessment of pertinent factors, including Orthovita’s and Angiotech’s business and prospects, other business investment opportunities available to Angiotech, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of Orthovita, the availability of Common Stock or other securities of Orthovita for purchase at particular price levels, the availability and nature of opportunities to dispose of Angiotech’s interest in Orthovita, to realize trading profits or minimize trading losses, and other plans and requirements of Angiotech.  Depending upon its individual assessments of these factors from time to time, Angiotech may change its present intentions, including determining to dispose of some or all of the Common Stock or other securities of Orthovita held by or under the control of Angiotech or to acquire additional Common Stock or other securities of Orthovita from third parties (by means of open market or privately negotiated purchases).  In addition, Angiotech may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock or other securities of Orthovita.

Except as set forth in this Item 4, to the knowledge of Angiotech, the persons named in Item 2 have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.

Interest in Securities of the Issuer.

(a)

As of the date of the filing of this Statement, Angiotech is the indirect beneficial owner of 5,681,818 shares of Common Stock through its wholly owned subsidiary Angiotech International Holdings, Inc., which represents approximately 11.9% of the outstanding shares as of May 6, 2005, the date of the most recently filed quarterly report on Form 10-Q.

(b)

Angiotech has sole voting and dispositive power with respect to the shares beneficially owned.

(c)

Neither Angiotech, nor, to the knowledge of Angiotech, any of the persons listed on Schedule 1 hereto, has effected any transactions in the securities of Orthovita during the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

Other than as described in this Statement, to the knowledge of Angiotech, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Orthovita, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.

Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Angiotech Pharmaceuticals, Inc.

Dated June 10, 2005

By:

/s/ David D. McMasters

Name: David D. McMasters

Title:   Sr. Vice President, Legal and

           General Counsel

Attention:  Intentional misstatements or omissions of fact
constitute federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF ANGIOTECH PHARMACEUTICALS

The address of the principal office of Angiotech Pharmaceuticals, Inc. is 1618 Station Street, Vancouver, BC, Canada, V6A 1B6, which is also the business address for each of the individuals listed below (unless otherwise set forth).

NAME & CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND BUSINESS ADDRESS
Directors of Angiotech Pharmaceuticals
David Howard Citizenship: Canada	Chairperson, Angiotech; Chairperson, SCOLR, Inc. #3 – 215 East Keith Rd., North Vancouver, BC, V7L 1V4, Canada
Ned Brown Citizenship: U.S.A.	Managing Director and Cofounder of Caxton Healthcare Acquisition Partners. 600 Montgomery Street, 33rd Floor, San Francisco, CA 94111, U.S.A.
Glen Nelson Citizenship: U.S.A.	Chairman, GDN Holdings, LLC. 500 Tonkawa Road, Long Lake, MN 55356, U.S.A.
Hartley T. Richardson Citizenship: Canada	President & CEO, James Richardson & Sons, Limited. Richardson Building, 1 Lombard Place, Winnipeg, Manitoba R3B 0Y1, Canada
Arthur Willms Citizenship: Canada	Director, Angiotech.

Executive Officers of Angiotech Pharmaceuticals
William L. Hunter Citizenship: Canada	President, Chief Executive Officer and Director of Angiotech Pharmaceuticals.
David M. Hall Citizenship: Canada	Chief Financial Officer, Corporate Secretary and Treasurer of Angiotech Pharmaceuticals
Jeanne M. Bertonis Citizenship: U.S.A.	Chief Business Officer of Angiotech Pharmaceuticals.
David D. McMasters Citizenship: U.S.A.	Senior Vice President, Intellectual Property and General Counsel of Angiotech Pharmaceuticals.
Gary Ingenito Citizenship: U.S.A.	Senior Vice President, Clinical and Regulatory Affairs of Angiotech Pharmaceuticals.
Rui Avelar Citizenship: Canada	Senior Vice President, Medical Affairs and Communications of Angiotech Pharmaceuticals.